Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

	Fiscal Year Ended
(In millions)	2013	2012	2011	2010	2009
Loss from Continuing Operations Before Taxes	$(71)	$(374)	$(786)	$(712)	$(623)
Interest on Debt, Net of Capitalized Interest	649	733	716	586	595
Amortization of Capitalized Interest	—	—	—	—	—
Portion of rents deemed representative of the interest factor (1/3)	101	101	77	69	68
(Losses) Earnings Available for Fixed Charges	$679	$460	$7	$(57)	$40
Interest on Debt	$649	$733	$716	$586	$595
Preferred Dividends	—	—	—	—	—
Interest Expense Portion of Rental Expense	101	101	77	69	68
Total Fixed Charges	$750	$834	$793	$655	$663
Ratio of Earnings to Fixed Charges	—	—	—	—	—
Deficiency	$(71)	$(374)	$(786)	$(712)	$(623)